Filed by Parent Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-6(b)

Under the Securities Exchange Act of 1934

Subject Company: Knight-Ridder, Inc.

Commission File No.: 001-07553

Registration Statement No.: 333-133321

This filing consists of a speech given by Gary Pruitt, Chairman and CEO of The McClatchy Company on May 17, 2006 at the annual shareholders meeting and posted on The McClatchy Company’s website.

Gary Pruitt, Chairman & CEO

McClatchy Annual Shareholders Meeting

May 17, 2006

As everybody in this room well knows, this annual meeting comes amidst one of the most exciting developments in our 149-year history, a deal that will extend McClatchy’s reach and expand its proven growth strategy in a way no other could. It is an acquisition that will transform your company. By buying Knight Ridder and retaining the best of its newspapers, McClatchy becomes a company more than twice its former size. But more importantly, we advance our journalistic mission into many more communities and strengthen our future prospects by developing a portfolio of print and digital assets that will be the envy of any newspaper company in the nation.

Before we explore the details of this transaction, I’d like to spend just a few minutes talking about our current operations.

In the first quarter of 2006, we faced our toughest comparison in quarter-over-quarter advertising revenue growth. Real estate, employment and direct marketing advertising grew strongly in the quarter, but national advertising fell and automotive advertising declined, reflecting an industry-wide trend. These factors resulted in ad revenue growth of 1.4%.

We reported first quarter earnings of $27.7 million, or 59 cents per share. A new accounting standard required that we begin to record stock option expenses in the first quarter. That expense amounted to three cents per share; excluding it, earnings were 62 cents per share.

The impact of the option expense coupled with increases in pension and medical costs and higher newsprint prices, more than offset the increase in revenues and resulted in lower earnings compared to the first quarter of 2005, when we reported earnings of 69 cents per share.

Let’s put our first quarter performance in context. As this slide shows, we have outperformed the industry average in advertising revenue over the last five years running. You can see that we continued to out-perform in the first quarter as well. We have out-performed our peers in downturns and in recoveries, and we will work hard to maintain this record.

Out-performance in revenue is only one measure of our success: we are also among the most profitable newspaper companies based on cash flow margins; we have the best circulation track record in the industry; we operate leading websites in each of our markets; and we produce award-winning newspapers known for their journalistic excellence.

You have heard us talk for years now about McClatchy’s consistent, successful strategy: to be the leading local media company in some of the best markets in the country. Well, that tested, successful strategy looks even better now. The Knight Ridder markets we will be adding are blue-chip prizes to match our existing locales.

The projected household growth of our existing markets over the next five years is 11.9%, more than 50% faster than the national average. Our margins excluding corporate overhead were 30.4% in 2005. Similar statistics for all of Knight Ridder are 8.2% in household growth and 24.9% in margins.

Our examination of what this deal would mean for McClatchy was undertaken strategically, with our focus always on final results. We looked at Knight Ridder market by market. Our analysis was disciplined and clear-eyed as we determined which papers should be divested, with sale proceeds applied at once to pay down the acquisition debt. And at the end of our analysis, we were delighted to find 20 premium markets providing a striking fit with McClatchy.

This slide summarizes the same metrics for the newspapers we plan to divest. The projected household growth rate through 2009 for these papers is 4.8%, which is below the national average and their cash flow margins are 17.8%, also below average.

Many have wondered whether we will be able to sell these newspapers because of the metrics I have just described. Well, individual newspapers and smaller groups of newspapers attract interest from buyers who wouldn’t be interested in a transaction as large as Knight Ridder as a whole. And other buyers have different strategies than ours—they look at those margins and see upside potential. To buyers whose strategy is a good fit, these papers represent outstanding opportunities that come around only rarely in our industry. Each will be valued on its individual merits and prospects, and we think all will bring full, fair prices.

We have begun executing on these sales. On April 26 we announced a definitive agreement with MediaNews Group and The Hearst Corporation. Under the agreement, the companies will pay McClatchy $1.0 billion in cash to acquire four newspapers. MediaNews will purchase two northern California papers, the San Jose Mercury News and Contra Costa Times, and Hearst will acquire the Monterey (CA) Herald, and the St. Paul Pioneer Press in St. Paul, Minnesota. Hearst anticipates contributing to Media News the two papers it is buying in return for an equity interest in part of Media News. The $1 billion purchase price represents a multiple of approximately 11.5 times the 2005 cash flow of the four papers being sold – which is two full multiples higher than the 9.5 times multiple we paid for Knight Ridder as a whole – and demonstrates that these are strong newspapers with great value to companies whose strategies fit them. We continue to market the other eight newspapers with Knight Ridder’s assistance.

So where does that leave us? This slide shows how the newspapers we are keeping compare to our existing portfolio – and how both outshine the divested Knight Ridder papers and markets nationwide. This makes the whole case for why we have structured this deal as we have. These papers serve markets with projected household growth rates through 2009 of 11.1%, similar to our existing profile, and achieve cash margins of 30.3%, nearly identical to ours. These newspapers are a natural fit for us.

The markets making up the new McClatchy have a projected combined household growth of 11.4% over the next five years, more than 50% faster than the U.S. average, and show cash margins of 30.3% in 2005, eight percentage points above industry average. With this line up, our opportunity for growth is unsurpassed in the industry.

This map shows what the new McClatchy will look like: truly a national newspaper company, concentrated in growth markets across the United States. These are 32 of the country’s preeminent newspapers serving 30 of its fastest growing premium markets—and that is a powerful combination. As we said on the day we announced this deal, if you liked McClatchy before these acquisitions, you will like us even better now. This deal gives us a chance to do more of what we do best, and to do so in markets that are the unmatched standard of the newspaper industry, stretching from coast to coast, and ranging from Anchorage to Miami.

So how do we become the leading local media company in these markets? Our strategy starts with the daily newspaper, the last mass medium locally. Despite the gloom and doom headlines you may encounter, the fact is that newspapers are holding onto their audiences better than any other medium locally; while others face proliferating competition and fragmenting audiences, there is only one daily newspaper in most markets. Even with circulation numbers gradually declining, our performance in holding onto audience is so much better than our local competitors that our lead is actually increasing.

Here is a particularly telling example of newspapers’ tremendous competitive reach. When the Steelers faced off against the Seahawks in the Super Bowl this year, 90.7 million people tuned in, television’s best day of the year. But on that Sunday – indeed, on any average Sunday – 124 million people read the Sunday newspaper – 27% more than watched the Super Bowl.

Surveys show that more than half the adults in the U.S. read a printed newspaper yesterday; even amongst the tough audience of 18-34 year-olds, nearly 40% read a paper yesterday and 68% read a paper at least weekly. That attractive profile is enhanced by the fact that no communications enterprise is better positioned to leverage into the multi-platform, 24/7 news world we’re in today.

We also operate leading local internet sites in each McClatchy market, and we know that when newspaper readership is added to the unduplicated reach of these websites, our audiences are actually growing. Let me put that another way: more people want what we produce today than wanted it yesterday. That is not the profile of a dying industry.

Atop the powerful base of the daily paper and the leading local website, we add a range of other vehicles to reach audiences and serve advertisers: niche publications, foreign language publications, email newsletters and other digital products, direct mail and directing marketing efforts. The net result is a company that is truly the local media leader by all measures: the largest news and advertising staffs, greatest share of advertising, best reputation, most powerful marketing engine. And remember, the communities where McClatchy operates are growing more than 50 percent faster than the national average.

Considering the compelling nature of the Knight Ridder deal and our continuing out performance of industry peers, you may be asking: Why has our stock price fallen so low?

First, in the current slow advertising environment, all newspaper stocks are down. Since announcing the acquisition of Knight Ridder, our stock has declined 12.6%, while the average newspaper stock has declined 9.5%. Second, some on Wall Street are skeptical that we will successfully sell the Knight Ridder papers we don’t want. But we have already agreed to sell four for $1 billion and will announce the sale of the remaining eight papers in the coming weeks. And lastly, remember that the stock of the acquiring company usually declines when a major deal is announced.

While we hate to see our stock price take such a hit, we have been here before, and we believe a look at prior acquisitions can be instructive in evaluating at our stock performance.

Our stock price declined to $18.40 after we announced the acquisition of The News & Observer in Raleigh, but bounced back 39% two years later and gained 63% over the next five years.

The Minneapolis Star Tribune transaction was larger and perhaps more analogous to Knight Ridder in terms of a transformational deal for McClatchy. After we announced that deal our stock price closed at $28.00, down 16.5%, a larger decline than we have seen since the Knight Ridder announcement. But in one year it had gained 22% and was up 110% five years later.

It is also important to consider what other newspaper stocks were doing then. During the 10-year period from the end of 1995 through 2005, our stock price gained 223% percent – more than three times the average gain of 63% for the newspaper industry and more than double the performance of the S&P 500. For any time period in that 10-year span, whether a one-year, three-year, five-year or ten-year period, we out performed the industry in stock price appreciation.

We did this by applying our consistent strategies that have brought success year after year. We focus on being the leading local media company, building on the foundation of the core newspaper and adding leading websites, niche publications and direct marketing products. And we are ready to extend this successful strategy to the 20 new markets we are acquiring from Knight Ridder.

The most important basis of our company has not changed—we believe that good journalism is good business— but we don’t believe “business as usual” is good for either journalism or shareholders. We see a world in which daily newspapers are at the heart of a multi-platform, 24/7 news company serving audiences whenever they want and in whatever form they choose.

Remember that the company we have structured will be built on strong growth markets and becomes immediately, strongly accretive to cash flow.

We have talented employees in place ready to integrate these operations into our culture of efficiency and performance.

The new McClatchy – Ready to deliver.

Thank you, and now I’ll be happy to take your questions.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

Statements in this speech regarding: the future financial results of McClatchy, the proposed transactions between McClatchy and each of Knight Ridder, MediaNews Group and Hearst Corp.; the expected timetable for completing the transactions, including the merger with Knight Ridder; the proceeds from the transactions; the expected use of proceeds from the transactions; the plan for the remaining eight Knight Ridder newspapers that McClatchy intends to divest and any other statements about management’s future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” estimates and similar expressions) should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the ability to consummate the transactions with each of MediaNews, Hearst and Knight Ridder; obtaining required regulatory approvals; the ability to divest the other eight Knight Ridder newspapers at fair prices or at all and the other factors described in McClatchy’s Annual Report on Form 10-K for the year ended December 25, 2005 and the Prospectus/Proxy Statement/Information Statement contained in McClatchy’s Registration Statement on Form S-4 (Registration No. 333-133321). McClatchy disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this document.

IMPORTANT ADDITIONAL INFORMATION

On May 10, 2006, McClatchy filed with the SEC a Registration Statement on Form S-4 (Registration No. 333-133321) containing a final Prospectus/Proxy Statement/Information Statement regarding the proposed transaction between McClatchy and Knight Ridder. Investors and security holders of McClatchy and Knight Ridder are urged to read the Prospectus/Proxy Statement/Information Statement carefully because it contains important information about McClatchy, Knight Ridder, the transaction and related matters. The Prospectus/Proxy Statement/Information Statement is being mailed on or about May 15, 2006 to stockholders of McClatchy and shareholders of Knight Ridder. Investors and security holders can obtain additional free copies of the Registration Statement and the Prospectus/Proxy Statement/Information Statement and other documents filed with the SEC by McClatchy and Knight Ridder through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders can obtain additional free copies of the Registration Statement and the Prospectus/Proxy Statement/Information Statement from McClatchy by contacting Investor Relations at www.mcclatchy.com, by mail to 2100 Q Street, Sacramento, CA 95816 or by telephone at 916-321-1846 or from Knight Ridder by contacting Investor Relations at www.knightridder.com, by mail to Suite 1500, 50 W. San Fernando St., San Jose, CA 95113 or by telephone at 408-938-7838.

McClatchy and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Knight Ridder in connection with the proposed transaction between McClatchy and Knight Ridder. Information regarding the special interests of these directors and executive officers in the transaction described herein is included in the Prospectus/Proxy Statement/Information Statement described above. Additional information regarding these directors and executive officers is also included in McClatchy’s proxy statement for its 2006 Annual Meeting of Stockholders, which was filed with the SEC on or about March 29, 2006. This document is available free of charge at the SEC’s web site at www.sec.gov and from McClatchy by contacting Investor Relations at www.mcclatchy.com, by mail to 2100 Q Street, Sacramento, CA 95816 or by telephone at 916-321-1846.

Knight Ridder and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the shareholders of Knight Ridder in connection with the proposed transaction between McClatchy and Knight Ridder. Information regarding the special interests of these directors and executive officers in the proposed transaction between McClatchy and Knight Ridder and additional information regarding these directors and executive officers is included in the Prospectus/Proxy Statement/Information Statement described above, which also serves as Knight Ridder’s proxy statement for its 2006 Annual Meeting of Shareholders and was filed by Knight Ridder on May 11, 2006. This document is available free of charge at the SEC’s web site at www.sec.gov and from Knight Ridder by contacting Investor Relations at www.knightridder.com, by mail to Suite 1500, 50 W. San Fernando St., San Jose, CA 95113 or by telephone at 408-938-7838.

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